Exhibit 99.1

iDreamSky Reports Second Quarter 2015 Unaudited Financial Results

SHENZHEN, China, August 21, 2015 (GLOBE NEWSWIRE) — iDreamSky Technology Limited (“iDreamSky” or the “Company”) (NASDAQ: DSKY), China’s leading independent mobile game publishing platform, today reported unaudited financial results for the second quarter ended June 30, 2015.

Quarterly Highlights

•	Total revenues were RMB392.7 million (US$63.3 million1), up 109.8% from the same quarter last year, and up 5.6% sequentially.

•	Gross profit was RMB152.7 million (US$24.6 million), up 90.0% from the same quarter last year, and up 6.5% sequentially.

•	Non-GAAP adjusted net income[2] was RMB51.8 million (US$8.4 million), up 59.8% from the same quarter last year, and down 9.6% sequentially.

•	Average revenue per paying user (“ARPPU”) was RMB17.8 (US$2.9), up 48.3% from the same quarter last year, and up 11.9% sequentially.

•	Average monthly active users (“MAUs”) were 110.2 million, up 15.4% from the same quarter last year, and down 7.1% sequentially.

•	Average monthly paying users (“MPUs”) were 7.1 million, up 36.5% from the same quarter last year, and down 9.0% sequentially.

[1]	The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the noon buying rate of RMB6.2000 to US$1.00 as published by the Federal Reserve Bank of New York on June 30, 2015. The Company makes no representation that the Renminbi or U.S. dollar amounts referred to in this release could have been, or could be, converted at such rate or at all. The percentages stated are calculated based on the RMB amounts.
[2]	Non-GAAP adjusted net income is net income adjusted by excluding share-based compensation expenses and share of loss from equity investments. Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

Mr. Michael Chen, Chief Executive Officer of iDreamSky, commented, “We are very pleased to report our second quarter of 2015 results which demonstrated the core strength of our increasingly popular mobile game platform and our growing game publishing capabilities. Specifically, as compared to the same period of the prior year, our total downloads and activations increased by 37.1% and our average MPU increased by 36.5%, respectively, despite the tightening payment measures implemented by Chinese mobile carriers. The impressive results enabled us to continue to be the largest independent mobile game publishing platform in China, with a 28.2% market share in the industry by number of active users, according to Analysys International, an independent market research firm. In an effort to address the tightening policies on certain billing and payment channels, we adopted corresponding measures which allowed us to minimize the impact on our operations. In addition, we have expanded our strategic partnerships with major mobile carriers in China and deepened our cooperation with them.”

Mr. Jun Zou, Chief Financial Officer of iDreamSky, stated, “The second quarter of 2015 witnessed our continued improvement in financial performance and investment planning. Specifically, as compared to the same period of the prior year, our total revenues increased by 109.8%, our game revenues increased by 102.1%, and our non-GAAP net income increased by 59.8%, respectively. Additionally, we were able to grow our total number of games to 55, compared to 40 games as of the end of the same quarter last year. In order to further enhance our future growth potential, we made a strategic investment in Rumble Entertainment, a California-based game development company which is unique in its focus on the gamer audience and exacting standards around quality gameplay. This investment will enable us to license and publish Rumble’s flagship mobile gaming titles, including Kings Road, to the Asia market in the near future.”

Key Operating Data

	For the Three Months Ended
	June 30, 2014		March 31, 2015		June 30, 2015
	(in millions, except RMB and dollar amounts and percentages)

Downloads and activations(1)		76.2		113.6	104.5
Average MAUs(2)		95.5		118.6	110.2
Average DAUs(3)		22.9		28.4	26.2
Average MPUs(4)		5.2		7.8	7.1
ARPPU(5)	RMB	12.0	RMB	15.9	RMB17.8 (US$2.9)
Paying ratio(6)		5.5%		6.6%	6.4%

(1)	“Downloads and activations” refer to a completed download and installation of one of Company’s mobile games that successfully connects to the Company’s SDK network through log-in or registration by a user.
(2)	“MAUs” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular month. Average MAUs for a particular period is the average of the MAUs in each month during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(3)	“Daily active users,” or “DAUs,” refer to the number of unique accounts that interacted with the Company’s SDK network in a particular day. Average DAUs for a particular period is the average of the DAUs in each day during that period. An individual who has more than one unique account that interacted with the Company’s SDK network is counted as more than one active user.
(4)	“MPUs” refer to the number of unique accounts through which a payment is made in the Company’s mobile games in a particular month. Average MPUs for a particular period is the average of the MPUs in each month during that period. An individual who has more than one unique account through which a payment is made is counted as more than one paying user.
(5)	“ARPPU” refers to the average amount of the revenue generated from each of the Company’s paying users.
(6)	“Paying ratio” for a given quarter equals to average MPUs divided by average MAUs for that quarter.

Operating Review

Users

•	Average MAUs in the second quarter of 2015 were 110.2 million, up 15.4% from 95.5 million in the second quarter of 2014 and down 7.1% from 118.6 million in the first quarter of 2015.

•	Average DAUs in the second quarter of 2015 were 26.2 million, up 14.4% from 22.9 million in the second quarter of 2014 and down 7.7% from 28.4 million in the first quarter of 2015.

•	Total number of downloads and activations was 104.5 million in the second quarter of 2015, up 37.1% from 76.2 million in the second quarter of 2014 and down 8.0% from 113.6 million in the first quarter of 2015.

The year-over-year increase in average MAUs and average DAUs for the second quarter of 2015 was primarily due to the continued popularity of the Company’s games as it continued to (i) offer new games and special editions of existing games to attract new users, (ii) improve in-game functionalities and increase gameplay options to maintain user interest, (iii) increase cross-promotion activities to enhance user engagement, and (iv) run promotional events to reward user loyalty, all of which contributed to increased user stickiness on the Company’s game platform. The Company’s diversified game portfolio also contributed to user acquisition and retention. As of June 30, 2015, the Company operated 55 games, compared to 40 games as of June 30, 2014.

In addition, the Company continued to introduce new platform services and enhance existing platform services, including leaderboards and user tournaments that facilitate and encourage in-game interaction, competition and social networking among users, which made the Company’s mobile game publishing platform more engaging to its users.

The sequential decrease in average MAUs and average DAUs for the second quarter of 2015 was due to seasonality, as compared to the second quarter of each year, users typically have more time to play games in the first quarter of each year, where there are more public holidays and school breaks. In addition, the effects of seasonality are more prominent for the Company’s casual games, which are played by more students than mid- and hardcore games are.

In the second quarter of 2015, the Company maintained its leading position as the largest independent mobile game publishing platform in China, with a market share of 28.2% by number of active users, according to Analysys International, an independent market research firm.

Monetization

•	Average MPUs in the second quarter of 2015 were 7.1 million, up 36.5% from 5.2 million in the second quarter of 2014 and down 9.0% from 7.8 million in the first quarter of 2015.

•	Paying ratio in the second quarter of 2015 was 6.4%, up 16.4% from 5.5% in the second quarter of 2014 and down 3.0% from 6.6% in the first quarter of 2015.

•	ARPPU in the second quarter of 2015 was RMB17.8 (US$2.9), up 48.3% from RMB12.0 in the second quarter of 2014 and up 11.9% from RMB15.9 in the first quarter of 2015.

The year-over-year increase in average MPUs, paying ratio and ARPPU for the quarter was primarily due to the Company’s increasingly deeper understanding of China’s mobile game market and its effective monetization strategies. The Company’s greater insights into user habits and preferences have strengthened its ability to identify new monetization points suitable for mobile users in China, to enhance and optimize its virtual goods merchandising strategy, and to maintain user engagement through improving its various platform services. The popularity of both the Company’s existing and new games was also a major factor for the enhanced monetization.

The sequential decrease in average MPUs for the quarter was due to seasonality and the same factor contributing to the sequential decrease in average MAUs and average DAUs as discussed above. Paying ratio has remained stable sequentially. The sequential increase of ARPPU was primarily due to increased revenue contribution by the Company’s mid- and hardcore games, which typically have higher ARPPU, in the second quarter of 2015.

Game Portfolio

As of June 30, 2015, the Company had a diversified portfolio of 32 casual games and 23 mid- and hardcore games, compared with 29 casual games and 27 mid- and hardcore games as of March 31, 2015. In the second quarter of 2015, the Company introduced a number of new games, including Changing Universe ( ), a 3D MMORPG fantasy game based on a popular online novel, and Monument Valley ( ), a highly acclaimed mobile puzzle game. In addition, during the second quarter of 2015, the Company has obtained a number of IPs rights. For example, the Company has launched a new edition of its renowned endless running game, Temple Run 2, adding characters and elements from Helios ( ), a crime thriller movie released in 2015. The Company has also obtained IP rights relating to Seer ( ), a popular animated movie in China, including the right to use its characters and story plots.

In the coming quarters, the Company will continue its efforts in providing more interesting games and high-quality services to its growing base of users, including J-game, a 3D ARPG and MOBA game developed by a famous game developer, King of Battles (  ), a fighting game developed by the Street Fighter product team, Inside Out Thought Bubbles, a casual game based on Walt Disney movie Inside Out, and Toy Blast, a highly addictive collapse puzzle game developed by Peak Games.

In order to further enhance its ability to obtain high-quality games from overseas and expand its business internationally, in the second quarter of 2015, the Company has made a strategic investment in Rumble Entertainment, Inc., a California-based game development company with strong game development capabilities.

Financial Review

	For the Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)
	(unaudited)
Financial Summary:
Total revenues	187,152	371,852	392,661	63,333
Gross profit	80,365	143,373	152,678	24,626
Operating income	(107,765)	48,313	34,669	5,592
Net income	(116,419)	37,210	21,754	3,508
Non-GAAP adjusted net income	32,439	57,364	51,833	8,360
Net income/(loss) attributable to Company’s ordinary shareholders	(209,493)	37,375	21,832	3,521

Revenues

Total revenues for the second quarter of 2015 were RMB392.7 million (US$63.3 million), representing an increase of 109.8% from RMB187.2 million for the second quarter of 2014 and an increase of 5.6% from RMB371.9 million for the first quarter of 2015.

The year-over-year increase in second quarter of 2015 total revenues were primarily due to the significant increase in game revenues as a result of the continued popularity of the Company’s existing games, its enhanced game portfolio and effective monetization strategies. The sequential increase was primarily due to an increase in other revenues of RMB14.5 million, which mainly consisted of revenues generated from the Company’s mobile advertising services as a result of the development of its advertising business.

Cost of Revenues

Cost of revenues for the second quarter of 2015 was RMB240.0 million (US$38.7 million), representing an increase of 124.7% from RMB106.8 million for the second quarter of 2014 and an increase of 5.0% from RMB228.5 million for the first quarter of 2015. Cost of revenues as a percentage of total revenues for the second quarter of 2015 was 61.1%, compared with 57.1% for the second quarter of 2014 and 61.4% for the first quarter of 2015.

The increase in cost of revenues as a percentage of total revenues from the same period last year was primarily due to (i) higher content provider costs for the Company’s mid- and hardcore games, which had an increased contribution to the Company’s total revenues during the quarter and whose revenue are accounted for on a gross basis and (ii) higher accumulated amortization expenses associated with games launched previously. Cost of revenues as a percentage of total revenues for the second quarter of 2015 remained at a similar level as that for the first quarter of 2015.

Gross Profit

As a result, the Company’s gross profit in the second quarter of 2015 was RMB152.7 million (US$24.6 million), representing an increase of 90.0% from RMB80.4 million for the second quarter of 2014 and an increase of 6.5% from RMB143.4 million for the first quarter of 2015.

Operating Income and Non-GAAP Adjusted Operating Income

Operating income in the second quarter of 2015 was RMB34.7 million (US$5.6 million), representing an increase from an operating loss of RMB107.8 million for the second quarter of 2014 and a decrease of 28.2% from RMB48.3 million for the first quarter of 2015. Non-GAAP adjusted operating income for the second quarter of 2015, which is operating income excluding share-based compensation expenses, was RMB64.5 million (US$10.4 million), representing an increase of 57.2% from RMB41.1 million for the second quarter of 2014 and a decrease of 4.5% from RMB67.6 million for the first quarter of 2015 .

•	Research and development expenses. Research and development expenses in the second quarter of 2015 were RMB27.8 million (US$4.5 million), which accounted for 7.1% of total revenues, compared with 6.0 % in the second quarter of 2014 and 7.1% in the first quarter of 2015. The year-over-year increase was primarily due to increased employee costs, in particular share-based compensation expenses.

•	Sales and marketing expenses. Sales and marketing expenses in the second quarter of 2015 were RMB39.0 million (US$6.3 million), which accounted for 9.9% of total revenues, compared with 9.2% for the second quarter of 2014 and 9.2% for the first quarter of 2015. The year-over-year and sequential increases were primarily due to increased spending on promotional activities for the Company’s mid- and hardcore games in the second quarter of 2015.

•	General and administrative expenses. General and administrative expenses in the second quarter of 2015 were RMB53.7 million (US$8.7 million), which accounted for 13.7% of total revenues, compared with 85.3% for the second quarter of 2014 and 9.3% for the first quarter of 2015. The year-over-year decrease was primarily due to the effect of the one-off share-based compensation expenses of RMB145.7 million incurred in the second quarter of 2014. The sequential increase was primarily due to (i) increased share-based compensation expenses incurred in the second quarter of 2015 and (ii) impairment loss recorded in the second quarter of 2015 as a result of the Company’s decision to terminate the operation of some underperforming games and not to launch games which the Company anticipated would not perform up to expectations.

Net Income and Non-GAAP Adjusted Net Income

The Company’s net income in the second quarter of 2015 was RMB21.8 million (US$3.5 million), compared with a net loss of RMB116.4 million in the second quarter of 2014 and a net income of RMB37.2 million for the first quarter of 2015.

Non-GAAP adjusted net income in the second quarter of 2015, which is net income excluding share-based compensation expenses of RMB29.9 million (US$4.8 million) and share of loss from equity investments of RMB0.2 million (US$0.0 million), was RMB51.8 million (US$8.4 million), representing an increase of 59.8% from RMB32.4 million for the second quarter of 2014 and a decrease of 9.6% from RMB57.4 million for the first quarter of 2015.

Net Income/(loss) Attributable to the Company’s Ordinary Shareholders

Net income attributable to the Company’s ordinary shareholders for the second quarter of 2015 was RMB21.8 million (US$3.5 million). This compares to a net loss attributable to the Company’s ordinary shareholders of RMB209.5 million for the second quarter of 2014 and a net income attributable to the Company’s ordinary shareholders of RMB37.4 million for the first quarter of 2015.

Basic and diluted net income per ADS for the second quarter of 2015 were RMB0.52 (US$0.08) and RMB0.48 (US$0.08), respectively. This compares to basic and diluted net loss per ADS of RMB20.44 and RMB20.44, respectively, for the second quarter of 2014, and basic and diluted net income per ADS of RMB0.84 and RMB0.84, respectively, for the first quarter of 2015.

Non-GAAP basic and diluted adjusted net income per ADS for the second quarter of 2015 were RMB1.20 (US$0.20) and RMB1.16 (US$0.20), respectively. This compares to non-GAAP basic and diluted adjusted net loss per ADS of RMB5.92 and RMB5.92, respectively, for the second quarter of 2014, and non-GAAP basic and diluted adjusted net income per ADS of RMB1.32 and RMB1.28, respectively, for the first quarter of 2015.

Cash and cash equivalents

Cash and cash equivalents were RMB746.0 million (US$120.3 million) as of June 30, 2015, down 19.8% from RMB929.8 million as of December 31, 2014.

About iDreamSky

iDreamSky Technology Limited (NASDAQ: DSKY) was the largest independent mobile game publishing platform in China based on the number of active users in the second quarter of 2015, according to Analysys International, an independent market research firm. The Company believes that it has redefined the role of a game publisher by redesigning and optimizing third-party games and delivering them to users through its proprietary distribution channels as part of its broader publishing solution. Well-known international mobile game developers grant the Company access to the source codes of their games, allowing for greater control and efficiency in redesigning their games for the China market. The Company distributes these games through both its proprietary distribution channels and third-party channels, such as app stores and device pre-installations. The Company also operates games as a service, where the Company offers live game services and gains user insights through its multi-dimensional data analysis engine to drive ongoing game optimization and monetization. For more information, please visit http://ir.idreamsky.com

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire, retain and monetize users; the fact that a relatively small number of games continue to account for a substantial majority of the Company’s revenue, and declines in popularity of these games could harm its financial results; the Company’s ability to extend the life cycle of its existing popular games and to source and launch new popular games in a timely manner; the fact that revenues from new games may not be sufficient to offset declines in revenues in more mature games; market acceptance of new games and enhancements to existing games; the Company’s relationship with developers of popular games and its ability to enter into favorable revenue sharing arrangements with the developers; the Company’s relationship with China’s major mobile game distribution and payment processing platforms; the continued growth of the Company’s proprietary distribution channel and the effectiveness of cross-promotion on its platform; intense competition in the mobile game industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; general economic conditions and their impact on consumer spending, especially leisure spending; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Form 20-F filed by the Company on April 30, 2015. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (i) share-based compensation expenses and (ii) share of loss from equity investments, as applicable. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. The Company has included the “adjusted net income” information because it is a key measure the Company uses to evaluate its operating performance, generate future operating plans and make strategic decision for the allocation of capital. However, non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

iDreamSky Contact:

For investor and media inquiries, please contact:

Ms. Cherie Wan

iDreamSky Technology Limited

E-mail: ir@idreamsky.com

Chenjiazi Zhong

ICR, Inc.

Tel: +1 646-450-5180

Email: ir@idreamsky.com

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	As of December 31,	As of June 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	929,829	745,954	120,315
Short-term deposits	4,000	—	—
Accounts receivable	204,541	397,352	64,089
Amounts due from related parties	16,277	14,353	2,315
Prepayments and other current assets	189,424	235,660	38,010
Deferred tax assets	—	2,215	357

Total current assets	1,344,071	1,395,534	225,086

Non-current assets
Investments in equity investees	26,801	40,185	6,481
Prepayments and other non-current assets	46,256	5,415	873
Available-for-sale securities	19,852	42,175	6,802
Property and equipment, net	15,901	14,341	2,313
Deferred tax assets	—	763	123
Intangible assets, net	97,505	353,429	57,005

Total non-current assets	206,315	456,308	73,597

Total assets	1,550,386	1,851,842	298,683

Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans	20,000	130,000	20,968
Deferred revenue	41,411	75,804	12,226
Accounts payable	182,663	216,191	34,870
Income tax payable	5,781	27,889	4,498
Accruals and other current liabilities	47,286	52,188	8,416
Amounts due to related parties	18,706	4,000	645

Total current liabilities	315,847	506,072	81,623

Non-current liabilities
Deferred income tax liabilities	27,005	33,680	5,432
Deferred government subsidies	—	6,100	984

Total non-current liabilities	27,005	39,780	6,416

Total liabilities	342,852	545,852	88,039

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	As of December 31,	As of June 30,
	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Shareholders’ equity
Ordinary shares (US$0.0001 par value)	107	107	17
Treasury stock	—	(9,234)	(1,489)
Additional paid-in capital	2,460,677	2,509,803	404,807
Statutory reserves	5,237	5,237	845
Accumulated deficits	(1,248,020)	(1,188,813)	(191,745)
Accumulated other comprehensive loss	(10,693)	(11,163)	(1,800)

Total iDreamSky Technology Limited shareholders’ equity	1,207,308	1,305,937	210,635

Non-controlling interest	226	53	9

Total shareholders’ equity	1,207,534	1,305,990	210,644

Total liabilities and shareholders’ equity	1,550,386	1,851,842	298,683

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for per share data and per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Game revenues	187,111	371,327	378,136	60,990
Other revenues	41	525	14,525	2,343

Total revenues	187,152	371,852	392,661	63,333

Cost of revenues	(106,787)	(228,479)	(239,983)	(38,707)

Gross profit	80,365	143,373	152,678	24,626

Operating expenses:
Research and development expenses	(11,182)	(26,506)	(27,815)	(4,486)
Sales and marketing expenses	(17,265)	(34,148)	(39,040)	(6,297)
General and administrative expenses	(159,654)	(34,473)	(53,722)	(8,665)

Total operating expenses	(188,101)	(95,127)	(120,577)	(19,448)

Other gain/(loss), net	(29)	67	2,568	414

Operating income	(107,765)	48,313	34,669	5,592

Other (expenses)/income:
Interest income	468	5,553	5,117	825
Foreign exchange gain/(loss) and others	(645)	(3,987)	(3,366)	(543)
Share of losses from equity method investment	(41)	(878)	(229)	(37)

Income/(loss) before income tax	(107,983)	49,001	36,191	5,837
Income tax expense	(8,436)	(11,791)	(14,437)	(2,329)

Net income/(loss)	(116,419)	37,210	21,754	3,508

Less: Net income/(loss) attributable to the non-controlling interest shareholders	(208)	(165)	(78)	(13)

Net income/(loss) attributable to iDreamSky Technology Limited	(116,211)	37,375	21,832	3,521

Accretion to convertible redeemable preferred shares redemption value	(93,282)	—	—	—

Net income/(loss) attributable to ordinary shareholders of iDreamSky Technology Limited	(209,493)	37,375	21,832	3,521

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (Continued)

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for per share data and per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2014	2015	2015	2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income/(loss)	(116,419)	37,210	21,754	3,508
Other comprehensive income/(loss):
Foreign currency translation adjustments, net of tax	(1,641)	3,705	(4,175)	(673)

Comprehensive income/(loss)	(118,060)	40,915	17,579	2,835
Less: Comprehensive income/(loss) attributable to the non-controlling interest	(208)	(165)	(78)	(13)

Comprehensive income/(loss) attributable to iDreamSky Technology Limited	(117,852)	41,080	17,657	2,848

Net income/(loss) per share attributable to the ordinary shareholders of iDreamSky Technology Limited
- Basic (RMB)	(5.11)	0.21	0.13	0.02
- Diluted (RMB)	(5.11)	0.21	0.12	0.02

Net income/(loss) per ADS attributable to the ordinary shareholders of iDreamSky Technology Limited
- Basic (RMB)	(20.44)	0.84	0.52	0.08
- Diluted (RMB)	(20.44)	0.84	0.48	0.08

Share-based compensation expense included in:
- Cost of revenues	50	184	184	30
- Research and development expenses	901	5,080	5,058	816
- Sales and marketing expenses	22	126	126	20
- General and administrative expenses	147,844	13,886	24,482	3,949

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES

(Amounts in thousands of Renminbi (“RMB”), except for number of shares, per share data and per ADS data)

	For the Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating income	(107,765)	48,313	34,669	5,592
Share-based compensation expense	148,817	19,276	29,850	4,815
Non-GAAP operating income	41,052	67,589	64,519	10,407

Net income/(loss)	(116,419)	37,210	21,754	3,508
Share-based compensation expense	148,817	19,276	29,850	4,815
Share of loss from equity investments	41	878	229	37
Non-GAAP net income	32,439	57,364	51,833	8,360

Net income/(loss) attributable to iDreamSky Technology Limited	(116,211)	37,375	21,832	3,521
Share-based compensation expense	148,817	19,276	29,850	4,815
Share of loss from equity investments	41	878	229	37
Non-GAAP net income attributable to iDreamSky Technology Limited	32,647	57,529	51,911	8,373

Net income/(loss) attributable to ordinary shareholders of iDreamSky Technology Limited	(209,493)	37,375	21,832	3,521
Share-based compensation expense	148,817	19,276	29,850	4,815
Share of loss from equity investments	41	878	229	37
Non-GAAP net income/(loss) attributable to ordinary shareholders of iDreamSky Technology Limited	(60,635)	57,529	51,911	8,373

IDREAMSKY TECHNOLOGY LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES TO COMPARABLE GAAP MEASURES (Continued)

(Amounts in thousands of Renminbi (“RMB”), except for number of shares, per share data and per ADS data)

	For the Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP income/(loss) per share attributable to ordinary shareholders
- Basic (RMB)	(5.11)	0.21	0.13	0.02
- Diluted (RMB)	(5.11)	0.21	0.12	0.02

GAAP income/(loss) per ADS attributable to ordinary shareholders
- Basic (RMB)	(20.44)	0.84	0.52	0.08
- Diluted (RMB)	(20.44)	0.84	0.48	0.08

Non-GAAP income/(loss) per share attributable to ordinary shareholders
-Basic	(1.48)	0.33	0.30	0.05
-Diluted	(1.48)	0.32	0.29	0.05

Non-GAAP income/(loss) per ADS attributable to ordinary shareholders
-Basic	(5.92)	1.32	1.20	0.20
-Diluted	(5.92)	1.28	1.16	0.20

Weighted average number of ordinary shares used in per share calculation:
-Basic	41,032,120	173,882,780	173,401,360	173,401,360
-Diluted	41,032,120	177,689,941	178,903,066	178,903,066

Weighted average number of ADSs used in per ADSs calculation:
-Basic	10,258,030	43,470,695	43,350,340	43,350,340
-Diluted	10,258,030	44,422,485	44,725,767	44,725,767